                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13E-3
                                (RULE 13e-100)
                 Transaction Statement Under Section 13(e)(3)
       Of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder
                               (Amendment No. 5)

                               PJ America, Inc.
                      (Name of Subject Company (Issuer))

                              Richard F. Sherman
                              Douglas S. Stephens
                             Michael M. Fleishman
    Martin T. Hart, individually and on behalf of H. Investment Company LLP
                                Frank O. Keener
                              Stephen P. Langford
                              Michael J. Grisanti
                               Jack A. Laughery
Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust
 u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated
                                    9/1/96
 Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a
                                 dated 9/1/96
                               PJ America, Inc.
                      (Name of Persons Filing Statement)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                   72585Q10
                                (CUSIP Number)

                              Douglas S. Stephens
                               PJ America, Inc.
                              2300 Resource Drive
                             Birmingham, AL 35242
                                (205) 981-2830
                (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                With a Copy to:
                             Ivan M. Diamond, Esq.
                        Greenebaum Doll & McDonald pllc
                           3300 National City Tower
                             Louisville, KY  40202
                                (502) 587-3534

This statement is filed in connection with (check the appropriate box):

     a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) of the Securities Exchange Act of 1934.
     b. [_] The filing of a registration statement under the Securities Act of 1933.
     c. [_]  A tender offer.
     d. [X]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           CALCULATION OF FILING FEE
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

-------------------------------
     Transaction Valuation*                            Amount of Filing Fee**
-------------------------------
         $22,600,120                                           $4,520
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

*Estimated for purposes of calculating the amount of the filing fee only.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,520                Filing Party: PJ Acquisition Corp.
Form or Registration No.: Schedule TO 5-49835  Date Filed: July 20, 2001

     This Amendment No. 5, the final Amendment, amends and supplements the
Schedule 13E-3 Transaction Statement filed with the Securities and Exchange Commission as a combined Schedule 13E-3 and Schedule TO under the cover of a Schedule TO on July 20, 2001, as amended on August 9, 2001, August 20, 2001, August 21, 2001 and August 28, 2001 by PJ Acquisition Corp., a Delaware corporation (the "Purchaser"), an entity formed by certain officers, directors and significant stockholders (the "Investor Group") of PJ America, Inc., a Delaware corporation ("PJAM") for the purpose of making the Offer, by the Investor Group and by PJAM. The members of the Investor Group are (i) Richard F. Sherman, (ii) Douglas S. Stephens; (iii) Michael M. Fleishman, (iv) Martin T. Hart, individually and on behalf of H Investment Company, LLP; (v) Frank O. Keener; (vi) Stephen P. Langford; (vii) Michael J. Grisanti; (viii) Jack A. Laughery; (ix) Merida L. Sherman, individually and as co-Trustee of the Merida
L. Sherman Trust under an agreement dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust under an agreement dated 9/1/96; and (x) Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust under an agreement dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust under an agreement dated 9/1/96. This Amendment relates to the acquisition by the Purchaser and the Investor Group of all the outstanding shares of common stock of PJAM (the "Shares") at a price of $8.75 per Share, net to the seller in cash, pursuant to the Offer and the Merger, as described in the Schedule TO.

     All capitalized terms used in this Amendment without definition have the meanings ascribed to such terms in the Schedule TO and Offer to Purchase. The item numbers refer to items in the Schedule 13E-3.

     The Schedule 13E-3 is hereby amended and supplemented by adding the following information.

Item 11. Interest in Securities of the Subject Company.

     "The Offer expired at 5 p.m., Eastern Daylight time, on Monday August 27, 2001. A total of 2,494,394 Shares had been tendered pursuant to the Offer and not withdrawn. After giving effect to the acquisition of the Shares tendered in the Offer, and prior to the Merger, the Purchaser and the Investor Group owned approximately 98% of the Shares outstanding.

     On August 31, 2001, a Certificate of Ownership and Merger was filed with the Secretary of State of the State of Delaware and effective as of 5 p.m. Eastern Daylight Time on August 31, 2001 the Purchaser was merged with and into PJAM. The Purchaser ceased to have a separate corporate existence. As a result of the Merger, (1) each publicly held Share was converted into the right to receive $8.75 in cash, subject to the exercise of dissenters' rights under Delaware law; (2) each Share held by the Purchaser was canceled; and (3) each share of the Purchaser was converted into a Share of PJAM. Prior to the Merger the members of the Investor Group contributed their Shares to the Purchaser in exchange for shares of the Purchaser. Accordingly PJAM is now wholly-owned by the Investor Group. The Shares ceased to be traded on the Nasdaq National Market effective as of the close of business on August 31, 2001. A copy of the press release announcing completion of the Merger is attached hereto as Exhibit
(a)(18).

    The following table sets forth the beneficial ownership of Shares for each member of the Investor Group immediately following the effective time of the Merger. There are currently

100,000 Shares outstanding.

                        Sole Power to Vote or      Shared Power to Vote or
                           Direct the Vote/           Direct the Vote/
                        Sole Power to Dispose      Shared Power to Dispose
                                  or                         or
                        Direct the Disposition     Direct the Disposition
                        -----------------------------------------------------
                           Number of Shares           Number of Shares
--------------------    -----------------------------------------------------
Richard F. Sherman               2,869                  11,763 /(1)/
-----------------------------------------------------------------------------
Merida Sherman                       0                  11,476 /(2)/
-----------------------------------------------------------------------------
Nicholas Sherman                   287                  11,476 /(2)/
-----------------------------------------------------------------------------
Douglas S. Stephens             13,912                       0
-----------------------------------------------------------------------------
Stephen P. Langford                  0                  11,887 /(3)/
-----------------------------------------------------------------------------
Martin T. Hart                   1,721                   5,451 /(4)/
-----------------------------------------------------------------------------
Michael J. Grisanti              9,643/(5)/                  0
-----------------------------------------------------------------------------
Jack A. Laughery                12,284                       0
-----------------------------------------------------------------------------
Frank O. Keener                 18,625                       0
-----------------------------------------------------------------------------
Michael M. Fleishman            10,812                   1,033 /(6)/

(1) Includes 5,738 shares held by the Merida L. Sherman Trust u/a dated 9/1/96 and 5,738 shares held by the Nicholas H. Sherman Trust u/a dated 9/1/96 and 287 shares held directly by Nicholas H. Sherman. Merida and Nicholas Sherman are the adult children of Richard Sherman.
(2) Includes 5,738 shares held by the Merida L. Sherman Trust u/a dated 9/1/96 and 5,738 shares held by the Nicholas H. Sherman Trust u/a dated 9/1/96.
(3)  Shares held jointly with wife.
(4) Includes shares formerly held by H Investment Company and now distributed to Mr. Hart's daughters.
(5) Includes shares formerly held by the Grisanti Family Partnership and the Grisanti Family Trust and now held directly by Mr. Grisanti.
(6) Includes 746 shares held by Mr. Fleishman's wife, 172 shares held by Mr. Fleishman's wife as custodian for their minor child and 115 shares held by Mr. Fleishman's adult daughter. Mr. Fleishman disclaims beneficial ownership of shares owned by his wife.

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Richard F. Sherman                         /s/ Douglas S. Stephens
----------------------                         -----------------------
Richard F. Sherman                             Douglas S. Stephens


/s/ Stephen P. Langford                        /s/ Martin T. Hart
-----------------------                        ------------------
Stephen P. Langford                            Martin T. Hart


/s/ Michael J. Grisanti                        /s/ Jack A. Laughery
-----------------------                        --------------------
Michael J. Grisanti                            Jack A. Laughery


/s/ Frank O. Keener                            /s/ Michael M. Fleishman
-------------------                            ------------------------
Frank O. Keener                                Michael M. Fleishman


 /s/ Merida L. Sherman                         /s/ Nicholas H. Sherman
----------------------                         -----------------------
Merida L. Sherman, individually and as         Nicholas H. Sherman, individually and
co-Trustee of the  Merida L. Sherman Trust     as co-Trustee of the  Merida L. Sherman
u/a dated 9/1/96 and as co-Trustee of the      Trust u/a dated 9/1/96 and as co-Trustee of
Nicholas H. Sherman Trust u/a dated 9/1/96     the Nicholas H. Sherman Trust u/a dated 9/1/96

H Investment Company llp
                                               PJ America, Inc.
By: Martin T. Hart, General Partner
                                               By: /s/ Douglas S. Stephens
                                                   -----------------------
     By: /s/ Martin T. Hart                    Title: President and Chief Executive Officer
         ------------------
     Title: General Partner


Dated: August 31, 2001.